Filed by Owens Mortgage Investment Fund and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and, as applicable, deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

Owens Mortgage Investment Fund
March 19, 2013

YOUR VOTE IS IMPORTANT!

IN ORDER FOR YOUR VOTE TO COUNT WE MUST RECEIVE YOUR PROXY CARD NO LATER THAN APRIL 3RD. PLEASE MAIL AS SOON AS POSSIBLE TO AVOID MAIL SERVICE DELAYS OF UP TO 8 DAYS.

PROXY CARDS CAN ALSO BE DELIVERED:

•	By mail or in-person to our offices at 2221 Olympic Blvd., Walnut Creek, CA 94595.

•	By photocopying the front and back of the proxy card onto 1 page and faxing to (925) 935-1486 or (925) 935-5047.

If you have any questions we encourage you to consult with your financial adviser or contact us at (925) 935-3840.

WE RECOMMEND YOU VOTE “YES” FOR THE CONVERSION.

We encourage you to read the proxy statement/prospectus previously delivered to you for additional discussion of the reasons we are recommending the REIT conversion.

Sincerely,

William C. Owens
On behalf of the Board of Directors of
Owens Financial Group, Inc., the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Owens Mortgage Investment Fund or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

      In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication.

      Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus mailed you to on or about February 14, 2013.  The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for Owens Mortgage Investment Fund’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

We encourage you to read the proxy statement/prospectus mailed to you on or about February 14, 2013, including the “Risk Factors” section commencing on page 19. We also encourage you to read all other relevant documents filed or to be filed with the Securities and Exchange Commission (“SEC”) relating to the REIT conversion because they contain important information. You may obtain documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by calling our proxy solicitor, Georgeson Inc., at 1-866-821-0284. You may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

If you have additional questions or you need another proxy card, please call our proxy solicitor at 1-866-821-0284 immediately.